Dodge & Cox  /  Investment Managers  /  San Francisco
Market Changes
U.S. Treasury yields declined and the yield curve steepened substantially in response to the subprime mortgage crisis and spillover effect into other sectors of the U.S. bond market. Yields of 2-year Treasuries declined by 224 bps to 2.62%, 5-year Treasuries declined by 159 bps to 3.34%,
10-year Treasuries declined by 106 bps to 3.98%, and 30-year Treasuries declined by 60 bps to 4.53%. The Lehman Treasury Index returned
10.3% and surpassed all other sector returns.
The Federal Reserve has lowered the Federal Funds rate seven times (-325 bps) since August 2007 to 2.0% and taken other measures to restore liquidity and stability to financial markets. Headline inflation (CPI, year-over-year basis) has been increasing and is of concern to the Federal
Reserve: most recently CPI rose 5.0% versus 2.7% one year ago. Core inflation (CPI ex-food and energy) most recently rose 2.4%.
The Lehman Corporate Index returned 3.0% for the year and underperformed comparable-duration Treasuries by 8.7%, among the worst relative annual returns ever recorded by Lehman.
The Lehman MBS Index returned 7.8% and underperformed comparable-duration Treasuries by a meaningful 1.4%.
One Year Through 6/30/08
Dodge & Cox Balanced Fund (fixed income portfolio)– Relative Return Factors
The Fund’s corporate and MBS sector overweights detracted significantly from relative returns given the significant underperformance of the corporate and MBS sectors in general (particularly the significant underperformance of the corporate sector year-over-year).
Issue-specific corporate performance detracted from relative returns, led by poor performance from Kaupthing Bank, GMAC, Dillard’s, Ford
Motor Credit, and Sprint (purchased during the year).
The Fund’s shorter than benchmark duration detracted from relative returns, given the significant Treasury yield declines. In addition, the shorter duration of the portfolio’s Treasury holdings meant that it minimally participated in the strong Treasury rally that has occurred year-over-
year.
The Fund’s nominal yield advantage benefited relative returns.
Fixed Income Performance Review – Dodge & Cox Balanced Fund
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing. 08-384